EXHIBIT 99.1

Electra Announces CFO Transition

TORONTO, Feb. 04, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), today announced that Chief Financial Officer Marty Rendall has informed the Company of his intention to resign from his position at the end of February to pursue an executive opportunity with a larger organization. Mr. Rendall will remain with Electra through February to support a smooth transition.

The Company has commenced a formal search for a permanent successor and is pleased to announce that David Allen, who previously served as Electra’s CFO from 2023 to late 2024, will return as Interim Chief Financial Officer effective February 28, 2026.

“Marty has made tremendous contributions during his tenure with Electra, and while we are very sad to see him go, we are proud to see his expertise recognized by another industry leader,” said Trent Mell, CEO. “Through his efforts, we strengthened our balance sheet, completed critical capital raises, and meaningfully advanced the execution of our refinery construction strategy. Marty leaves Electra in a stronger financial and operational position as we enter a pivotal year of construction and delivery.”

“It has been a privilege to be part of Electra’s mission to build a secure, domestic supply chain for North American battery materials,” said Marty Rendall. “I’m grateful for the opportunity to have worked with such a dedicated and forward-looking team, and I leave confident in Electra’s strategy, its leadership, and its potential to create long-term value for all stakeholders.”

Mr. Allen’s return as interim CFO will ensure continuity and leadership stability as the Company continues construction of North America’s first cobalt sulfate refinery.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

 Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.